# U.S. SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**



**FORM 11-K**

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008



**OR**

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________.

Commission file number: 0-20006

A. Full title of the Plan:

AnchorBank, fsb Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Anchor BanCorp Wisconsin Inc.
25 West Main Street
Madison, Wisconsin 53703

## REQUIRED INFORMATION

*Financial Statements.* The following financial statements and schedules are filed as part of this annual report for the AnchorBank, fsb Retirement Plan (the "Plan") and appear immediately after the signature page hereof:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of March 31, 2008 and 2007

Statements of Changes in Net Assets Available for Benefits for the Year Ended March 31, 2008

Notes to Financial Statements

Supplemental Schedule

## SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**ANCHORBANK, FSB RETIREMENT PLAN**

September 29, 2008

By: Ronald Osterholz

Ronald Osterholz
Plan Administrator

## INDEX TO EXHIBITS

| Number | Description |
|---|---|
| 23.1 | Consent of Wipfli, LLP, Independent Registered Accounting Firm. |

# AnchorBank, F.S.B.
## Retirement Plan

### Financial Statements and Supplemental Schedule
March 31, 2008 and 2007

## Table of Contents

WIPFLi LLP

## Report of Independent Registered Public Accounting Firm

To the Trustees
AnchorBank, F.S.B. Retirement Plan
Madison, Wisconsin

We have audited the accompanying statements of net assets available for benefits of AnchorBank, F.S.B. Retirement Plan as of March 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended March 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AnchorBank, F.S.B. Retirement Plan as of March 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended March 31, 2008, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of March 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 (ERISA). The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

September 23, 2008
Madison, Wisconsin

# AnchorBank, F.S.B.
## Retirement Plan

### Statements of Net Assets Available for Benefits
March 31, 2008 and 2007

| | 2008 | 2007 |
|---|---|---|
| Investments, at fair value: | | |
| Mutual funds | $ 43,545,532 | $ 37,406,402 |
| Common stock | 10,261,507 | 16,045,363 |
| Common/collective trust fund | 4,068,476 | 1,863,916 |
| Money market fund | 120,174 | 56,897 |
| Participant loans | 43,196 | 0 |
| Total investments | 58,038,885 | 55,372,578 |
| Receivables: | | |
| Participant deferral contributions | 104,171 | 86,920 |
| Employer matching contributions | 42,794 | 34,831 |
| Other | 0 | 111,267 |
| Total receivables | 146,965 | 233,018 |
| Net assets available for benefits | $ 58,185,850 | $ 55,605,596 |

See accompanying notes to financial statements.

# AnchorBank, F.S.B.

## Retirement Plan

### Statement of Changes in Net Assets Available for Benefits

Year Ended March 31, 2008

| | | |
|---|---|---|
| **Additions to net assets attributed to:** | | |
| Earnings on investments: | | |
| Interest and dividends | $ | 4,004,790 |
| Contributions: | | |
| Participant deferrals | | 2,382,918 |
| Employer matching | | 1,316,896 |
| Participant rollovers | | 544,994 |
| Total contributions | | 4,244,808 |
| Total additions | | 8,249,598 |
| **Deductions from net assets attributed to:** | | |
| Net depreciation in fair value of investments | | 10,798,633 |
| Administrative expenses | | 2,342 |
| Benefits paid to participants | | 3,644,042 |
| Total deductions | | 14,445,017 |
| Net decrease in net assets available for benefits | | (6,195,419) |
| Transfer from other plan | | 8,775,673 |
| Net assets available for benefits at March 31, 2007 | | 55,605,596 |
| Net assets available for benefits at March 31, 2008 | $ | 58,185,850 |

See accompanying notes to financial statements.

# AnchorBank, F.S.B.
## Retirement Plan

### Notes to Financial Statements

---

**Note 1 Plan Description**

The following description of AnchorBank, F.S.B. Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

**General**

The Plan is a defined contribution plan covering substantially all employees of AnchorBank, F.S.B. and related entities, (collectively the "Employer"), who have completed 60 days of employment. Participants may enter the Plan monthly after meeting the service requirement.

**Plan Amendments**

Effective January 1, 2008, employees are eligible to participate in the Plan upon completion of 60 days of employment with the Employer and may enter the Plan as of the first day of the following month. Prior to January 1, 2008, employees became eligible to participate in the Plan upon completion of one year of service (defined as 1,000 hours in a 12-month period) and attaining the age of 21 and could enter the Plan as of the first day of the plan year or the fourth, seventh, and tenth months of the plan year.

Effective January 1, 2008, Employees may make Roth (after-tax) deferral contributions to the Plan, in addition to pretax deferral contributions.

Effective April 1, 2008, new participants will be provided an automatic election to defer 2% of compensation on a pretax basis. Participants may affirmatively elect to defer any amount other than the automatic election amount or may elect not to defer any compensation.

## Note 1 Plan Description (Continued)

### Contributions

The Plan is funded by participant pretax and after-tax salary deferrals of up to 50% of eligible compensation, participant rollover contributions, and employer matching and discretionary profit sharing contributions. Employer matching contributions consist of: (1) 100% of the participant's deferral contribution up to 2% of the participant's salary; (2) 50% of the participant's salary deferral contribution in excess of 2% up to 4% of the participant's salary; and (3) 25% of the participant's salary deferral contribution in excess of 4% up to 8% of the participant's salary.

The Employer matching contribution totaled $1,316,896 for the year ended March 31, 2008. The Employer made no discretionary profit sharing contributions during the year ended March 31, 2008.

### Vesting

Participants are immediately vested in their deferral and rollover contributions plus earnings thereon. A participant is vested in the Employer's contributions and earnings thereon according to the following schedule:

| Years of Service | Percent Vested |
|---|---|
| Less than two years | 0 |
| Two years | 25 |
| Three years | 50 |
| Four years | 75 |
| Five or more years | 100 |

Notwithstanding the above vesting schedule, employer contributions are 100% vested upon death, disability, or the attainment of retirement age.

**Note 1** **Plan Description** (Continued)

**Vesting** (Continued)

Participants who terminate for reasons other than death, disability, or retirement, and are less than fully vested, forfeit the nonvested portion of their account. Forfeitures are used to first pay any administrative expenses, then to reduce future employer contributions. Forfeited amounts totaled $23,599 for the year end March 31, 2008. Unallocated forfeitures totaled $1,871 and $4,740 at March 31, 2008 and 2007, respectively.

**Participant Accounts**

Each participant's account is credited with: (a) salary deferrals and related Employer matching contributions, (b) participant rollover contributions, (c) discretionary Employer profit sharing contributions, and (d) plan earnings, and charged with an allocation of administrative expenses.

**Payment of Benefits**

Upon termination of service, a participant may elect to receive either: (a) a lump-sum amount equal to the value of the participant's vested interest in his or her account, or (b) an annuity.

**Plan Termination**

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

## Note 2 Summary of Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

### Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

### Investments

Mutual funds and money market investments are valued at the quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common stock is stated at fair value, which is based on quoted market prices on the last business day of the Plan. Participant loans, which were merged into the Plan from the S&C Bank benefit plan (see Note 7) and are otherwise not permitted under the Plan, are stated at their outstanding principal balance, which approximates fair value. The Plan's investment in the common/collective trust fund consists entirely of units of the Morley Stable Value Omnibus Fund and are reported at fair value.

The Morley Stable Value Omnibus Fund is considered fully benefit responsive; therefore, contract value is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. At March 31, 2008 and 2007, no adjustment is required to convert the instrument's fair value to contract value. In determining contract value, the fund managers consider such factors as the benefit responsiveness of the underlying contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts, and the likelihood of default by the issuer of an investment security. The fair value of underlying investment contracts is determined using discounted cash flow methodologies and quoted market prices.

**Note 2** **Summary of Significant Accounting Policies** (Continued)

**Investments** (Continued)

Market value events may limit the ability of the Morley Stable Value Omnibus Fund to transact with issuers at contract value. In the normal course of business, such events or conditions would not limit the ability of the fund to transact at contract value with the participants in the fund. The fund is managed to maintain a certain amount of liquidity to provide for the day-to-day liquidity needs of participants as well as the occasional market value event. An issuer can terminate an investment contract upon the event of default by the contract holder if the issuer determines such an event has had, or is likely to have, a material adverse effect on the issuer's interest with respect to the contract.

A wrap contract guarantees a minimum 0% crediting interest rate, but does not absorb any loss for credit defaults in an underlying portfolio. The spot yield to maturity for the Morley Stable Value Omnibus Fund during 2008 was 5.164% based on all underlying investments, and the blended net crediting rate was 4.941% based on the crediting rate of all investment contracts and short-term income.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses and unrealized appreciation and depreciation of plan assets are reported in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.

**Payment of Benefits**

Benefits are recorded when paid.

### Note 3 Investments

Investments that represent 5% or more of the Plan's net assets at March 31 are as follows:

| | 2008 | 2007 |
|---|---|---|
| AIM International Growth Fund | $ 3,890,072 | $ 3,033,274 |
| Dreyfus Premier Balanced Opportunity Fund | 4,744,649 | 4,901,104 |
| Franklin Templeton Income Fund | 3,396,975 | 3,669,773 |
| American Funds Growth Fund of America | 3,590,739 | N/A |
| Hartford Capital Appreciation Fund | 3,947,324 | N/A |
| Goldman Sachs Group Mid Cap Value Fund | 3,539,238 | 3,203,068 |
| Thompson Plumb Growth Fund | 4,544,469 | 5,900,527 |
| Anchor BanCorp Wisconsin, Inc. common stock | 10,261,507 | 16,045,363 |
| Morley Stable Value Omnibus Fund | 4,068,476 | N/A |

During 2008, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

| | |
|---|---|
| Common stock | $ (4,921,311) |
| Common/collective trust fund | 104,071 |
| Mutual funds | (5,981,393) |
| Total | $(10,798,633) |

### Note 4 Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 23, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

**Note 5 Transactions With Parties-in-Interest**

Fees paid during the year for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services and are paid by the Employer. Certain plan investments are shares of common stock of the Employer. Dividends of $0.71 per share were declared and paid on the Employer's common stock during the year ended March 31, 2008, representing $375,653 of dividend income. These transactions qualify as party-in-interest transactions.

**Note 6 Risks and Uncertainties**

The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

**Note 7 Concentration of Credit Risk**

The Plan has concentrated its credit risk by maintaining its investments with a single custodian. These investments are diversified within a common/collective trust fund, a money market fund, mutual funds, and common stocks. The maximum loss that could result is $57,995,689 as of March 31, 2008. Participant loans, valued at $43,196 as of March 31, 2008, are also uninsured.

**Note 8 Plan Merger**

On January 2, 2008, S&C Bank was acquired by the Employer and its benefit plan was merged with AnchorBank, F.S.B. Retirement Plan. As a result, net assets available for benefits was increased by $8,775,673 during the year ended March 31, 2008.

### Note 9 Reconciliation of Form 5500 to Financial Statements

The Form 5500 was reported on a cash basis with respect to deferral and matching contributions. These financial statements were prepared on an accrual basis. The reconciliation of the cash to accrual basis is as follows:

| | 2008 | 2007 |
|---|---|---|
| Total net assets reported on Form 5500 | $ 58,038,885 | $ 55,483,845 |
| Reconciling items: | | |
| Participant deferral contributions receivable | 104,171 | 86,920 |
| Employer matching contributions receivable | 42,794 | 34,831 |
| Total net assets as reported on the financial statements | $ 58,185,850 | $ 55,605,596 |

| | 2008 |
|---|---|
| Net loss reported on Form 5500 | $ (6,220,633) |
| Reconciling items: | |
| Change in participant deferral contributions receivable | 17,251 |
| Change in employer matching contributions receivable | 7,963 |
| Net decrease in net assets available for benefits as reported on the financial statements | $ (6,195,419) |

# Supplemental Schedule

# AnchorBank, F.S.B.

## Retirement Plan

Employer ID# 39-0129660, Plan #001

### Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

March 31, 2008

| Identity of Issuer, Borrower, Lessor, or Similar Party | Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value | Cost | Current Value |
|---|---|---|---|
| | **Mutual Funds:** | | |
| AIM Investments | 48,456.109 units - Constellation Fund | $ ** | $ 1,211,404 |
| | 63,570.625 units - Capital Development Fund | ** | 994,245 |
| | 90,020.998 units - Charter Fund | ** | 1,392,625 |
| | 133,039.398 units - International Growth Fund | ** | 3,890,072 |
| | 19,765.147 units - Trimark Small Company Fund | ** | 238,763 |
| Dreyfus Funds | 282,083.778 units - Premier Balanced Opportunity Fund | ** | 4,744,649 |
| Franklin Templeton Mutual Fund: | 1,409,533.361 units - Income Fund | ** | 3,396,975 |
| | 203,693.029 units - U.S. Government Securities Fund | ** | 1,338,263 |
| | 119,926.864 units - Mutual Shares Fund | ** | 2,736,731 |
| | 113,578.3229 units - Templetion Growth Fund | ** | 2,614,976 |
| | 69,942.814 units - Conservative Target Fund | ** | 916,950 |
| | 114,151.424 units - Moderate Target Fund | ** | 1,552,459 |
| | 76,157.241 units - Growth Target Fund | ** | 1,128,650 |
| American Funds | 124,998.923 units - Bond Fund of America | ** | 1,591,236 |
| | 114,573.657 units - Growth Fund of America | ** | 3,590,739 |

# AnchorBank, F.S.B.

## Retirement Plan

Employer ID# 39-0129660, Plan #001

### Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) (Continued)

March 31, 2008

| Identity of Issuer, Borrower, Lessor, or Similar Party | Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value | Cost | Current Value |
|---|---|---|---|
| | **Mutual Funds:** (Continued) | | |
| Hartford Funds | 110,229.661 units - Capital Appreciation Fund | ** | 3,947,324 |
| Goldman Sachs | 108,698.946 units - Group Mid Cap Value Fund | ** | 3,539,238 |
| Thompson Plumb Funds | 10,032.205 units - Balanced Fund | ** | 175,764 |
| | 131,876.649 units - Growth Fund | ** | 4,544,469 |
| | Total mutual funds | | 43,545,532 |
| | **Common Stock:** | | |
| Anchor BanCorp Wisconsin, Inc.* | 539,865 shares - Common Stock | ** | 10,261,507 |
| | **Common/Collective Trust Fund:** | | |
| Morley Funds | 193,814.477 units - Stable Value Omnibus Fund | ** | 4,068,476 |
| | **Money Market Fund:** | | |
| State Street Global Advisors* | 120,174.12 units - Government Money Market Fund | ** | 120,174 |
| | **Participant Loans*** | | |
| | Interest rates 6.00% to 8.25% | 0 | 43,196 |
| | **Total** | ** | $ 58,038,885 |

* Parties-in-interest

** Cost information not required - Investments are participant-directed.

**Exhibit 23.1**

**Consent of Wipfli, LLP, Independent Registered Accounting Firm**

**WIPFLi**

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of AnchorBank, FSB of our report dated September 23, 2008, relating to the financial statements of AnchorBank, FSB Retirement Plan, which appears in this Form 11-K.

Wipfli LLP

Wipfli LLP

September 23, 2008
Madison, Wisconsin

END